EXHIBIT 99.4

Interim Consolidated Financial Statements of

Algonquin Power & Utilities Corp.

For the quarter ended March 31, 2011 and March 31, 2010

(Unaudited)

Algonquin Power & Utilities Corp

Interim Consolidated Balance Sheets

(Unaudited)

(thousands of Canadian dollars)

	March 31, 2011	December 31, 2010
ASSETS
Current assets:
Cash	$2,503	$5,222
Short term investments (note 1(e))	9,560	3,674
Accounts receivable net of allowance of $385 and $380	34,784	26,099
Due from related parties (note 13)	2,105	718
Prepaid expenses	4,487	3,546
Supplies and consumables inventory	1,944	—
Current portion of deferred tax asset	13,027	14,015
Current portion of derivative assets	192	—
Current portion of notes receivable	445	1,172

	69,047	54,446
Long-term investments and notes receivable (note 4)	37,942	35,334
Deferred non-current income tax asset	76,144	74,997
Property, plant and equipment (note 5)	894,584	766,245
Intangible assets (note 6)	71,865	73,886
Goodwill	9,939	—
Restricted cash (note 1(f))	3,463	3,563
Deferred financing costs	7,820	5,933
Derivative assets	385	—
Regulatory assets (note 7)	3,256	2,484
Other assets	1,377	3,354

	$1,175,822	$1,020,242

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,798	$3,776
Accrued liabilities	31,933	28,839
Due to related parties (note 13)	1,534	901
Dividends payable	6,759	5,721
Current portion of long-term liabilities	69,773	70,432
Current portion of other long-term liabilities	1,703	1,011
Current portion of derivative instruments	1,944	2,338
Current income tax liability	456	200
Current portion of deferred credit	10,011	11,020
Deferred income tax liability	854	514

	131,765	124,752
Long-term liabilities (note 8)	255,463	189,481
Convertible debentures (note 9)	181,759	181,760
Other long-term liabilities (note 10)	79,192	68,007
Other regulatory liabilities (note 7)	17,067	—
Deferred non-current income tax liability	81,974	81,941
Derivative instruments	2,514	3,525
Deferred credit	32,208	32,222
Shareholders’ equity:
Shareholders’ capital (note 12)	824,940	796,941
Deficit (note 12)	(360,288)	(358,542)
Accumulated other comprehensive loss (note 12)	(105,283)	(99,845)

Total Equity attributable to APUC	359,369	338,554
Non-controlling interest (notes 3(a) and 12)	34,511	—

Total stockholders’ equity	393,880	338,554
Commitments and contingencies (note 14)
Subsequent events (notes 3 and 9)

	$1,175,822	$1,020,242

See accompanying notes to interim consolidated financial statements

Algonquin Power & Utilities Corp

Interim Consolidated Statements of Operations

(Unaudited)

(thousands of Canadian dollars, except per share amounts)

	Three months ended March 31,
	2011	2010
Revenue:
Energy sales	$34,362	$36,518
Utility energy sales and distribution	22,850	—
Waste disposal fees	4,020	917
Water reclamation and distribution	9,784	8,246
Other revenue	692	203

	71,708	45,884

Expenses
Operating	42,418	26,059
Amortization of property, plant and equipment	10,308	9,067
Amortization of intangible assets	1,864	2,262
Administrative expenses	3,722	2,915
(Gain) / loss on foreign exchange	35	(39)

	58,347	40,264

Earnings before undernoted	13,361	5,620
Interest expense	8,018	6,067
Interest, dividend and other income	(1,347)	(1,023)
Acquisition costs	753	44
Gain on derivative financial instruments (note 20)	(429)	(913)

	6,995	4,175

Earnings from operations before income taxes	6,366	1,445
Income tax expense (recovery) (note 18)
Current	260	166
Deferred	(814)	(2,317)

	(554)	(2,151)

Net earnings	6,920	3,596
Net earnings attributable to the non controlling interest	1,904	65

Net earnings attributable to Algonquin Power & Utilities Corp.	$5,016	$3,531

Basic net earnings per share (note 17)	$0.05	$0.04
Diluted net earnings per share (note 17)	$0.05	$0.04

See accompanying notes to interim consolidated financial statements

Algonquin Power & Utilities Corp

Interim Consolidated Statements of Cash Flows

(Unaudited)

(thousands of Canadian dollars)

	Three months ended March 31,
	2011	2010
Cash provided by (used in):
Operating Activities:
Net earnings	$6,920	$3,596
Items not affecting cash:
Amortization of property, plant and equipment	10,308	9,067
Amortization of intangible assets	1,864	2,262
Other amortization	624	630
Deferred income taxes / (recovery)	(814)	(2,317)
Stock option expense	121	—
Unrealized gain on derivative financial instruments	(1,976)	(4,205)
Unrealized foreign exchange gain	(285)	(367)
Changes in non-cash operating working capital (note 16)	2,522	(281)

	19,284	8,385
Financing Activities:
Cash dividends (note 15)	(5,728)	(1,864)
Cash distributions to non-controlling interest (note 13)	(123)	(65)
Issuance of common shares	27,700	—
Deferred financing costs	(1,191)	—
Increase in long-term liabilities	70,122	12,500
Decrease in long-term liabilities	(962)	(15,406)
Increase in other regulatory liabilities	728	—
Increase in other long-term liabilities	222	127

	90,768	(4,708)
Investing Activities:
Decrease in restricted cash	26	92
Decrease / (increase) in short-term investments	(9,623)	40,010
Increase in other assets	(869)	(298)
Distributions received in excess of equity income	1,987	722
Receipt of principal on notes receivable	842	100
Increase in non-controlling interest	1,350	—
Proceeds from liquidation of Highground assets	—	170
Increase in long-term investments	—	(59)
Acquisition of long-term investments (notes 4(a))	(4,757)	—
Net additions to property, plant and equipment	(3,581)	(4,159)
Acquisitions of operating entities (note 3(a))	(98,094)	(42,319)

	(112,719)	(5,741)
Effect of exchange rate differences on cash	(52)	23

Decrease in cash	(2,719)	(2,041)
Cash, beginning of the period	5,222	2,796

Cash, end of the period	$2,503	$755

	—
Supplemental disclosure of cash flow information:
Cash paid during the period for interest expense	$5,208	$3,259
Cash paid during the period for income taxes	$47	$86
Non-cash transactions
Property installed by developers and conveyed	$—	$888

See accompanying notes to interim consolidated financial statements

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

Algonquin Power & Utilities Corp. (“APUC” or the “Company”) is an incorporated entity under the Canada Business Corporations Act. APUC’s principal activity is the ownership of power generation facilities and water and energy utilities, through investments in securities of subsidiaries including corporations, limited partnerships and trusts which carry on these businesses. The activities of the subsidiaries may be financed through equity contributions, interest bearing notes and third party project debt as described in the notes to the consolidated financial statements.

APUC’s power generation business unit conducts business under the name Algonquin Power Co. (“APCo”), formerly Algonquin Power Income Fund. APCo owns or has interests in 45 renewable energy facilities and 12 thermal energy facilities representing more than 450 MW of installed electrical generation capacity. APUC’s Utility Services business unit conducts business under the name of Liberty Utilities Co (“Liberty Utilities”). Liberty Water, a wholly owned subsidiary of Liberty Utilities, owns 19 utilities in the United States of America providing water or wastewater services in the states of Arizona, Texas, Missouri and Illinois. Liberty Energy, also a wholly owned subsidiary of Liberty Utilities, owns a 50.001% interest in an electric distribution utility California Pacific Electric Company LLC (“Liberty Energy California”) serving the Lake Tahoe region of California. APUC has announced an agreement to acquire, subject to regulatory approval, the remaining 49.999% interest in Liberty Energy (California) (see note 3 (a)). Liberty Utilities has also announced an agreement to acquire, subject to regulatory approval, Granite State Electric Company, a New Hampshire electric distribution company, and EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility (see note 3 (b)).

The regulated utility operating companies owned by Liberty Utilities are subject to regulation by the public utility commissions of the states in which they operate. The respective public utility commissions have jurisdiction with respect to rate, service, accounting procedures, issuance of securities, acquisitions and other matters. These utilities operate under cost-of-service regulation as administered by these state authorities. The utilities use a test year in the establishment of rates for the utility and pursuant to this method the determination of the rate of return on approved rate base and deemed capital structure, together with all reasonable and prudent costs, establishes the revenue requirement upon which each utility’s customer rates are determined.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

1.	Significant accounting policies:

(a)	Basis of preparation:

The unaudited interim consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP) and follow disclosures required per Regulation S-X Rule 10-10, Interim Financial Statements provided by the Securities and Exchange Commission (SEC) Guidance. These are the Company’s first U.S. GAAP interim consolidated financial statements for part of the period covered by the first U.S. GAAP annual financial statements. The consolidated interim financial statements do not include all of the information required for full annual financial statements.

The Company’s consolidated financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) until December 31, 2010. Canadian GAAP differs in some areas from U.S. GAAP as was disclosed in the reconciliation to U.S. GAAP included in the audited annual financial statements for the year ended December 31, 2010. Descriptions of the effect of the transition from Canadian GAAP to U.S. GAAP on the Company’s financial position, financial performance and cash flows as at and for the two years ended December 31, 2010 are provided in note 24 of the audited consolidated financial statements for the year ended December 31, 2010. The accounting policies set out below have been consistently applied to all the periods presented. The comparative figures in respect of 2010 were restated to reflect the adoption of U.S. GAAP.

These unaudited interim consolidated financial statements of APUC should be read in conjunction with the audited consolidated financial statements of APUC for the year ended December 31, 2010.

APUC’s operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and, thus, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results. APUC’s hydroelectric energy assets are primarily “run-of-river” and as such fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. Algonquin’s water and wastewater utility assets revenues fluctuate depending on demand for water. During drier, hotter periods of the year, which occurs generally in the summer, demand for water is generally higher than during cooler, wetter periods of the year. During the winter period Liberty Energy (California) experiences higher demand for electricity than during the summer period since the utility serves a number of ski hills and resorts in the service territory.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

1.	Significant accounting policies (continued):

(b)	Basis of consolidation:

The accompanying interim consolidated financial statements of APUC include the accounts of APUC and its wholly owned subsidiaries and variable interest entities (“VIE”) where the Company is the primary beneficiary. Long Sault is a hydroelectric generating facility in which APUC acquired its interest by way of subscribing to two notes from the original developers. The notes receivable effectively provide APUC the right to 100% of after tax cash flows of the facility up to 2013, 65% from 2014 to 2027 and 58% thereafter. The Company also has the right to acquire 58% of the equity in the facility at the end of the term of the notes in 2038. APUC has determined that the facility is a VIE, as the Company is the primary beneficiary and therefore the Long Sault entity is subject to consolidation by the Company.

Intercompany transactions and balances have been eliminated.

(c)	Accounting for rate regulated operations:

APUC’s regulated utility operating companies qualify for the application of regulatory accounting treatment in accordance with the principles of U.S. Financial Accounting Standards Board ASC Topic 980 Regulated Operations (“ASC 980”). Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent probable future revenues or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate making process. Management believes the existing regulatory assets are probable of recovery either because the Utilities received prior Regulator approval or due to regulatory precedent set for similar circumstances. Included in Note 7, Regulatory Assets & Liabilities, are details of other regulatory assets and liabilities, and their current regulatory treatment.

Under ASC 980, allowance for funds used during construction projects included in rate base is capitalized. This allowance is designed to enable a utility to capitalize financing costs during periods of construction of property subject to rate regulation. It represents the cost of borrowed funds (allowance for borrowed funds used during construction) and a return on other funds (allowance for equity funds used during construction).

The electric utility’s and the water utilities’ accounts are maintained in accordance with the Uniform System of Accounts prescribed by the FERC and NARUC, respectively.

(d)	Cash:

Cash consists of cash deposited at banks.

(e)	Short term investments:

Short term investments, consist of money market instruments with maturities in January 2011 and are recorded at cost, which approximates current market value. Included in short term investments is an investment of $8,726 (U.S. $9,000) which is denominated in U.S. dollars (December 31, 2010 - $3,674 (U.S. $3,694)).

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

1.	Significant accounting policies (continued):

(f)	Restricted cash:

Restricted cash represent reserves and amounts set aside pursuant to requirements of various debt agreements. Cash reserves segregated from APUC’s cash balances are maintained in accounts administered by a separate agent and disclosed separately as restricted cash in these consolidated financial statements. APUC cannot access restricted cash without the prior authorization of parties not related to APUC.

(g)	Accounts receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

(h)	Property, plant and equipment:

Property, plant and equipment, consisting of land, facilities and equipment, are recorded at cost. The costs of acquiring or constructing facilities together with the related interest costs during the period of construction are capitalized. Interest costs capitalized for Liberty Utilities also include the allowance for equity funds used during construction.

Improvements that increase or prolong the service life or capacity of an asset are capitalized. Maintenance and repair costs are expensed as incurred.

The facilities and equipment, which include the cost of major overhauls, are amortized on a straight-line basis over their estimated useful lives. For facilities these periods range from 6 to 65 years. Facility equipment and overhaul costs are amortized over 2 to 10 years.

Contributions in aid of construction represent amounts contributed by customers and governments for the cost of utility capital assets. It also includes amounts initially recorded as advances in aid of construction but where the advance repayment period has expired. These contributions are recorded as a reduction in the cost of utility capital assets, with subsequent depreciation calculated on the net cost.

In accordance with regulator-approved accounting policies, when depreciable property, plant and equipment of Liberty Utilities are replaced or retired, the original cost plus any removal costs incurred (net of salvage) are charged to accumulated depreciation with no gain or loss reflected in results of operations. Gains and losses will be charged to results of operation in the future through adjustments to depreciation expense. In the absence of regulator-approved accounting policies, gains and losses on the disposition of property, plant and equipment would be charged to net earnings as incurred.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

1.	Significant accounting policies (continued):

(i)	Intangible assets:

Power sales contracts and energy sales contracts acquired in business combinations are amortized on a straight-line basis over the remaining term of the contract. These periods range from 6 to 25 years from date of acquisition for power sales contracts and 12 months for energy sales contracts.

Customer relationships acquired in business combinations are amortized on a straight-line basis over 40 years.

(j)	Impairment of long-lived assets:

APUC reviews property, plant and equipment and intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to undiscounted expected future cash flows. If the carrying amount exceeds the recoverable amount, the asset is written down to its fair value.

(k)	Long-term investments and notes receivable:

Investments in which APUC has significant influence but not control or joint control are accounted using the equity method. APUC records its share in the income or loss of its investees in interest, dividend and other income in the Consolidated Statement of Operations. All other equity investments where APUC does not have significant influence or control are accounted for under the cost method. Under the cost method of accounting, investments are carried at cost and the carrying amounts are adjusted only for other-than-temporary declines in value and additional investments. Income is recorded when dividends are received.

Notes receivable are financial assets with fixed or determined payments that are not quoted in an active market. Notes receivable that exceed one year and bear interest at a market rate based on the customer’s credit quality are recorded at face value. Subsequent to acquisition, they are recorded at amortized cost using the effective interest method. The Company acquired these notes receivable as long-term investments and does not intend to sell these instruments prior to maturity.

An allowance for impairment loss on notes receivable is recorded if it is expected that the Company will not collect all principal and interest contractually due. The impairment is measured based on the present value of expected future cash flows discounted at the note’s effective interest rate. The Company does not accrue interest when a note is considered impaired. When ultimate collectability of the principal balance of the impaired note is in doubt, all cash receipts on impaired notes are applied to reduce the principal amount of such notes until the principal has been recovered and are recognized as interest income thereafter. Impairment losses are charged against the allowance and increases in the allowance are charged to bad debt expense. Notes are written off against the allowance when all possible means of collection have been exhausted and the potential for recovery is considered remote.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

1.	Significant accounting policies (continued):

(l)	Other long-term liabilities:

Other long-term liabilities include advances in aid of construction. Certain of APUC’s water, wastewater and electric utilities are periodically provided with advances through contributions from customers, real estate developers and builders for water, sewage and transmission line extensions in order to extend water, sewer and power service to their properties. The amounts advanced are generally repayable over a prescribed period based on revenues generated by the housing or development in the area being developed as new customers are connected to and take service from the utilities. Generally, advances not refunded within the prescribed period are not required to be repaid. These amounts are recorded as Advances in Aid of Construction in other long-term liabilities. After all refunds are made, any remaining unpaid balance is transferred to contributions in aid of construction.

Other long-term liabilities also include deferred water rights. Deferred water rights result related to a hydroelectric generating facility which has a fifty year water lease with the first ten years of the water lease requiring no payment which is a form of lease inducement. An annual average rate for water rights was estimated for the entire life of the lease and that average rate is being expensed over the lease term. The result of this policy is that the deferred water rights inducement amount recorded in the first ten years is being drawn down in the last forty years.

Other long term liabilities also include customer deposits. Customer deposits result from the Liberty Utilities utilities’ obligation by its respective regulator to collect a deposit from customers of its facilities under certain circumstances when services are connected. The deposits are refundable as allowed under the facilities’ regulatory agreement.

(m)	Recognition of revenue:

Revenue derived from energy generation sales, which are mostly under long-term power purchase contracts, is recorded at the time electrical energy is delivered.

Water reclamation and distribution revenues are recorded when water is processed or delivered to customers.

Revenue from waste disposal is recognized on actual tonnage of waste delivered to the plant at prices specified in the contract. Certain contracts include price reductions if specified thresholds are exceeded. Revenue for these contracts are recognized based on actual tonnage at the expected price for the contract year.

Revenues related to the sale of energy are recorded based on metered energy consumptions by customers, which occurs on a systematic basis throughout a month, rather than when the service is rendered or energy is delivered. At the end of each month, the energy delivered to the customers from the date of their last meter read to the end of the month is estimated and the corresponding unbilled revenues are calculated. These estimates of unbilled sales and revenues are based on the ratio of billable days versus unbilled days, amount of energy procured and generated during that month, historical customer class usage patterns, line loss and the Utilities’ current tariffs. Accounts receivable as of March 31, 2011, include unbilled receivables of $4,313 (December 31, 2010 - $0).

Interest from long-term investments is recorded as earned.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

1.	Significant accounting policies: (continued)

(n)	Foreign currency translation:

The Company’s reporting currency is the Canadian dollar.

The Company’s US operations are determined to have the U.S. dollar functional currency since the preponderance of operating, financing and investing transactions are denominated in U.S. dollars. The financial statements of these operations are translated into Canadian dollars using the current rate method, whereby assets and liabilities are translated at the rate prevailing at the balance sheet date while revenues and expenses are converted using average rates for the period. Unrealized gains or losses arising as a result of the translation of the financial statements of these entities are reported as a component of other comprehensive income in the Consolidated Statement of Comprehensive Income and are accumulated in a component of equity on the balance sheet and are not recorded in income unless there is a partial or complete liquidation of the investment.

(o)	Asset retirement obligations:

The fair value of estimated asset retirement obligations is recognized in the consolidated balance sheet when identified and a reasonable estimate of fair value can be made. The asset retirement cost, equal to the estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. The asset retirement costs are depreciated over the asset’s estimated useful life and are included in amortization expense on the Consolidated Statements of Operations. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the Consolidated Statements of Operations. Actual expenditures incurred are charged against the accumulated obligation. Based on APUC’s assessments the Company does not have any significant asset retirement obligations and therefore no provision for retirement obligations have been recorded.

(p)	Income taxes:

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against deferred tax assets to the extent that it is considered more likely than not that the deferred tax asset will not be realized. The effect on deferred assets and liabilities of a change in tax rates is recognized in earnings in the year that includes the date of enactment.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

1.	Significant accounting policies (continued):

(p)	Income taxes (continued):

The structure of APUC and its subsidiaries are complex and the related tax interpretations, regulations and legislation in the tax jurisdictions in which they operate are continually changing. As a result, there can be tax matters that have uncertain tax positions. The Company follows the FASB ASC 740-10 Interpretation No., “Accounting for uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109”. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(q)	Financial instruments and derivatives:

APUC has classified its cash, short term investments, accounts receivable, restricted cash, accounts payable and accrued liabilities and dividends payable as held-for-trading, which are measured at fair value. Notes receivable are classified as loans and receivables, which are measured at amortized cost as there is no liquid market for these investments. Long-term liabilities, convertible debentures, and other long-term liabilities are classified as other financial liabilities, which are measured at amortized cost, using the effective interest method.

Transaction costs that are directly attributable to the acquisition of financial assets are accounted for as part of the respective asset’s carrying value at inception. Transaction costs for items classified as held-for-trading are expensed immediately. Transaction costs that are directly attributable to the issuance of financial liabilities, costs of arranging the Company’s credit facility and costs considered as commitment fees paid to financial institutions are recorded in deferred costs, and amortized on a straight-line basis over the term of the debt facility.

Unrealized holding gains and losses on trading securities are included in earnings. A decline in the market value of any held-to-maturity security below cost that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to fair value. To determine whether an impairment is other-than-temporary, the Company considers all available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

1.	Significant accounting policies: (continued)

(q)	Financial instruments and derivatives (continued):

The Company uses derivative financial instruments as one method to manage exposures to fluctuations in exchange rates, interest rates and commodity prices. APUC recognizes all derivative instruments as either assets or liabilities in the Consolidated Balance Sheet at their respective fair values and the change in fair value is included in the Consolidated Statements of Operations. None of the derivatives were designated in hedging relationships for accounting purposes.

(r)	Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

(s)	Stock Option Plan

The Company recognizes all employee stock-based compensation as a cost in the financial statements. Equity-classified awards are measured at the grant date fair value of the award. The Company estimates grant date fair value using the Black-Scholes option-pricing model. The estimated fair value of the options, including the effect of estimated forfeitures, is recognized as expense on a straight line basis over the options’ vesting period while ensuring the cumulative amount of compensation cost recognized at least equals the value of the vested portion of the award at that date.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

1.	Significant accounting policies: (continued)

(t)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. During the years presented, management has made a number of estimates and valuation assumptions, including the useful lives and recoverability of property, plant and equipment and intangible assets, the recoverability of notes receivable and long-term investments, the recoverability of deferred tax assets, the portion of advances in aid of construction payments that will not be repaid, assessments of asset retirement obligations, and the fair value of financial instruments, derivatives and stock options. These estimates and valuation assumptions are based on present conditions and management’s planned course of action, as well as assumptions about future business and economic conditions. Should the underlying valuation assumptions and estimates change, the recorded amounts could change by a material amount.

2.	Recently issued accounting pronouncements

In December 2010, the FASB issued ASC update No. 2010-28, “Intangibles-Goodwill and Other (Topic 350), When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, a consensus of the FASB Emerging Issues Task Force.” This amendment modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. The qualitative factors that an entity should consider when evaluating whether it is more likely than not that a goodwill impairment exists are consistent with the existing guidance for determining whether an impairment exists between annual tests. The adoption of this update did not have a material impact on the Company’s financial statements.

In December 2010, the FASB issued ASC update No. 2010-29, “Business Combinations (Topic 805), Disclosure of Supplementary Pro Forma Information for Business Combinations, a consensus of the FASB Emerging Issues Task Force.” This amendment clarifies the periods for which pro forma financial information is presented. The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period. If comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period. The adoption of this update did not have a material impact on the Company’s financial statements.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

3.	Acquisitions

(a)	Acquisition of electrical generation and regulated distribution utility

On January 1, 2011, APUC and Emera Inc. (“Emera”) closed the acquisition of a California-based electricity distribution utility and related generation assets (the “California Utility”) for a purchase price of approximately $134,139 (US $134,867), subject to a final post-closing purchase price adjustment. APUC owns 50.001% of shares of California Pacific Utility Ventures LLC, which acquired the California Utility through its wholly owned subsidiary Liberty Energy (California). Liberty Energy (California) provides electric distribution service to approximately 47,000 customers in the Lake Tahoe region. The other 49.999% of the shares were acquired by Emera in the same transaction.

The acquisition has been accounted for using the acquisition method, with earnings from operations consolidated since the date of acquisition.

The following table summarizes the preliminary allocation of the assets acquired and liabilities assumed at the acquisition date, as well as the fair value at the acquisition date of the non-controlling interest in Liberty Energy (California):

Working capital	$9,021
Property, plant and equipment	145,462
Goodwill	10,195
Current portion of other long-term liabilities	(671)
Other long-term liabilities	(13,096)
Regulatory liabilities	(16,772)

Total net assets acquired	$134,139

The acquisition was funded as follows:

Contribution of equity by APUC in 2011	$28,472
Contribution of equity by APUC in 2010	3,787
Non-controlling interest portion of purchase price paid by Emera	32,258
Debt financing	69,622

Total acquisition cost	134,139

As a result the total cash consideration paid by APUC in 2011 is $98,094.

In connection with the acquisition, the Company issued 8,523,000 shares at a price of $3.25 per share to Emera pursuant to a subscription receipt agreement. The $27,700 cash proceeds of the subscription receipts were used to fund a portion of the cost of acquisition of the California Utility.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

3.	Acquisitions (continued)

(a)	Acquisition of electrical generation and regulated distribution utility (continued)

The determination of the fair value of assets and liabilities acquired has been based upon management’s preliminary estimates and certain assumptions with respect to the fair values of the assets acquired and liabilities assumed. The Company has not completed all of the fair value measurements at March 31, 2011. In particular, the fair values of the acquired property, plant and equipment, and long-term liabilities are provisional pending completion of the final valuations. In addition, the purchase agreements provides for a final purchase price adjustment based on final agreed working capital and rate base balances at the acquisition date. The Company will continue to review information and perform further analysis prior to finalizing the allocation of the purchase price. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ from the amounts noted above in the preliminary purchase price allocation.

Under business combination accounting guidance, the Company has up to one year from the date of the acquisition to finalize the allocation of consideration transferred.

Goodwill is calculated as the excess of the purchase price over the net assets acquired and the contributing factors to the amount recorded include expected future cash flows, potential operational synergies, the utilization of technology and cost savings opportunities in the delivery of certain shared administrative and other services. All of the goodwill was allocated to the Liberty Energy segment.

Property, plant & equipment of Liberty Energy (California) are amortized on a straight line basis, ranging from 6 to 65 years.

The Company recorded $2,573 in total acquisition costs relating to the Liberty Energy (California) acquisition of which $363 and $44 were for the three months ended March 31, 2011 and 2010, respectively. All such costs have been expensed in the financial statements.

Liberty Energy (California) contributed revenue of $22,850 and earnings of $3,195 to the Company’s results for the period from January 1, 2011 to March 31, 2011. Unaudited pro forma consolidated revenue of the Company as at March 31, 2010 of $66,812 including pro forma revenue of Liberty Energy (California) of $20,9280 gives effect to the acquisition of the controlling interest of Liberty Energy (California) as if the transaction had occurred at the beginning of 2010. This pro forma information is presented for informational purposes only and does not purport to be indicative of the results of future operations or of the results that would have occurred had the acquisition taken place at the beginning of 2010. The disclosure of pro forma earnings related to 2010 is impracticable since the assets acquired were part of a division and the operating costs were subject to extensive allocation.

During the three months ended March 31, 2011, non-controlling interests increased by $1,350 due to contributions by the non-controlling interest for Emera’s share of additional costs incurred during the period relating to the acquisition.

On April 29, 2011, Emera agreed to sell its 49.999% interest in Liberty Energy (California) to APUC in exchange for 8,211,000 shares of APUC. The transaction is subject to regulatory approval and is expected to close by the end of 2011.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

3.	Acquisitions (continued)

(b)	Agreement to Acquire Electric and Gas Utilities

On December 9, 2010 APUC announced that Liberty Energy Utilities Co. (“Liberty Energy”), APUC’s utility subsidiary, had entered into agreements to acquire all issued and outstanding shares of Granite State Electric Company, a regulated electric utility, and EnergyNorth Natural Gas Inc. a regulated natural gas utility from National Grid USA (“National Grid”) for total consideration of US $285,000.

In connection with these acquisitions, Emera has agreed to a treasury subscription of subscription receipts convertible into 12,000,000 APUC common shares upon closing of the transactions at a purchase price of $5.00 per share. The issuance of these subscription receipts is subject to regulatory approval. The receipt of cash from Emera and issuance of the shares is contingent on closing of these acquisitions and consequently the subscription receipts have not been recorded in the financial statements.

(c)	Agreement to Acquire Regulated Water Utility Assets

On April 19, 2011, subsequent to the end of the quarter, APUC’s wholly owned subsidiary Liberty Water Co. (“Liberty Water”) has entered into agreements to acquire three additional regulated water utility assets in the United States. Total consideration for the three acquisitions is US$8,300. Closings of the acquisitions are subject to certain conditions including state regulatory approval, and are expected to occur in the fall of 2011.

(d)	Investment in Northeast Wind Projects

On April 30, 2011, APUC, together with Emera and First Wind Holdings, LLC, entered into an agreement to jointly construct, own and operate wind energy projects in the Northeast U.S. through a newly formed operating company. APUC will invest approximately $85,000 in the operating company. Closing of the transaction is subject to certain conditions including regulatory approval and is expected to close in the fall of 2011.

(e)	Acquisition of Hydroelectric Generation Assets (“Tinker Acquisition”)

On January 12, 2010, APUC acquired certain electrical generating facility assets located in New Brunswick and Maine. The acquisition consisted of three hydroelectric generating stations, most notably the 34.5MW Tinker Hydroelectric station located on the Aroostook River near the Town of Perth-Andover, New Brunswick. The acquisition also included five thermal generating stations and certain regulated New Brunswick Independent System Operator transmission lines located in proximity to the generating facilities. In connection with the Tinker Acquisition, on February 4, 2010, APUC also acquired a related energy services business (“Energy Services Business”). The Energy Services Business retails the electricity generated by the Tinker facilities to commercial and industrial customers in northern Maine.

The total purchase price was $40,281. The acquisition has been accounted for using the acquisition method, with earnings from operations included since the date of acquisition.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

(e)	Acquisition of Hydroelectric Generation Assets (“Tinker Acquisition”)

The consideration paid by APUC has been preliminarily allocated to net assets acquired as follows:

Working capital (net of cash received of $1)	$69
Property, plant and equipment	40,427
Intangible asset – energy sales contracts	4,421
Non-current future income tax liability	(1,262)
Derivative liability – energy forward purchase contracts (note 22)	(3,374)

Total cash consideration	$40,281

The allocation of the purchase price has been based upon the fair values of the assets and liabilities as of the date of acquisition.

(f)	Acquisition of Water Utility System (“the Galveston Utility”)

On March 17, 2010 Liberty Water, a wholly owned subsidiary of APUC, acquired water distribution and wastewater collection system located near Galveston, Texas for a total purchase price of $2,038. The Galveston Utility provides water distribution and wastewater collection services to approximately 260 equivalent residential connections.

The acquisition has been accounted for using the acquisition method, with earnings from operations included since the date of acquisition.

(f)	Acquisition of Water Utility System (“the Galveston Utility”)

The consideration paid by APUC has been allocated to net assets acquired as follows:

Property, plant and equipment	$2,023
Intangible asset	15

Total cash consideration	$2,038

4.	Long-term investments and notes receivable

(a)	Red Lily I

On April 19, 2010, the Company entered into agreements to provide development, construction, operation and supervision services related to the construction, commissioning and operation of a 26.4 megawatt wind energy facility (“Red Lily I”) in south-eastern Saskatchewan.

The equity in Red Lily I (“the Partnership”) is owned by an independent investor. The Company’s investment in Red Lily I is in the form of participation in a portion of the senior debt facility, and a subordinated debt facility to the Partnership. APUC’s commitment under the senior debt facility is to advance up to $13,000 of the Tranche 2 senior debt. The third party lender has also committed to provide $31,000 of senior debt to the Partnership. The senior debt will earn an interest rate of 6.31% and will mature five years following commissioning of the project. The subordinated debt will earn an interest rate of 12.5%. The senior debt is secured by substantially all the assets of the Partnership.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

4.	Long-term investments and notes receivable (continued)

A second tranche of subordinated debt for an amount equal to the amounts outstanding on Tranche 2 of the senior debt but no greater than $17,000 will be advanced five years following commissioning of the project. The proceeds from this additional subordinated debt are required to be used to repay Tranche 2 of the Partnership’s senior debt, including APUC’s portion. The subordinated debt earns an interest rate of 12.5%, the principal matures 25 years following commissioning of the project but is repayable by Red Lily in whole or in part at any time after five years, without a pre-payment premium. The subordinated debt is secured by substantially all the assets of the Partnership but is subordinated to the senior lenders debt.

In connection with the subordinated debt facility, the Company has been granted an option to subscribe for a 75% equity interest in the Partnership in exchange for the outstanding amount on its subordinated debt of up to $19,500, exercisable for a period of 90 days commencing five years from the date of commissioning of the project.

During the first quarter of 2011, APUC advanced $4,757 of the senior debt to the Red Lily Partnership. As of March 31, 2011 APUC has funded a total of $10,857 of the senior debt and $6,565 of the subordinated debt (2010 - $nil).

5.	Property, plant and equipment

Property, plant and equipment consist of the following:

March 31, 2011

	Cost	Accumulated amortization	Net book value
Land	$12,037	$—	$12,037
Facilities	1,096,337	239,072	857,265
Equipment	46,376	21,094	25,282

	$1,154,750	$260,166	$894,584

December 31, 2010

	Cost	Accumulated amortization	Net book value
Land	$12,108	$—	$12,108
Facilities	958,172	231,468	726,704
Equipment	48,747	21,314	27,433

	$1,019,027	$252,782	$766,245

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

6.	Intangible assets

Intangible assets consist of the following:

March 31, 2011

	Cost	Accumulated amortization	Net book value
Power sales contracts	$102,016	$46,133	$55,883
Customer relationships	18,338	2,954	15,384
Energy sales contract	4,122	4,122	—
Licenses and agreements	1,283	685	598

	$125,759	$53,894	$71,865

December 31, 2010

	Cost	Accumulated amortization	Net book value
Power sales contracts	$102,980	$45,345	$57,635
Customer relationships	18,811	2,912	15,899
Energy sales contract	4,228	3,876	352
Licenses and agreements	683	683	—

	$126,702	$52,816	$73,886

7.	Regulatory assets and liabilities

Regulatory assets and liabilities consist of the following:

	Receiving Regulatory Treatment	Pending Regulatory Treatment	March 31, 2011	December 31, 2010
Regulatory assets:
Rate case costs (i)	$2,116	$—	$2,116	$2,164
Alternative revenue program (ii)	1,035	—	1,035	320
Water testing costs (iii)	105	—	105	—

Total regulatory assets	3,256	—	3,256	2,484
Regulatory liability:
Deferred energy cost (iv)	$(3,832)	$—	$(3,832)	$—
Cost of removal (v)	(13,235)	—	(13,235)	—

Total regulatory liabilities	$(17,067)	—	$(17,067)	$—

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

7.	Regulatory assets and liabilities (continued)

(i)	Deferred rate case costs

Deferred rate case costs relate to costs incurred by APUC’s utilities to file, prosecute and defend rate case applications and which the utility expects to receive prospective recovery through its rates approved by the regulators. Under ASC 980 these costs are capitalized and amortized over the period of rate recovery granted by the regulator of approximately three years.

(ii)	Alternative revenue program

A rate decision by the regulator of one of Liberty Water’s utilities has ordered a phase-in of the rate increases it has granted wherein the full rate increase will be phased in over a 12 month period. The phase-in will also include a surcharge mechanism that ensures the utility is not disadvantaged by the phase in of the new rates. The details around the phase-in mechanism is the subject of a separate regulatory proceeding that is expected to conclude prior to the end of the phase in period in 2011.

(iii)	Water testing costs

Water testing costs consist of certain expenses associated with some water testing costs ordered by the regulator. These costs are allowed to be recovered in rates in future periods. The regulatory asset associated with these costs is amortized over the period of rate recovery granted by the regulator.

(iv)	Deferred Energy Accounting

Certain state statutes permit regulated utilities to adopt deferred energy accounting procedures. The intent of these procedures is to ease the effect on customers of fluctuations in the cost of purchased gas, fuel and purchased power.

Under deferred energy accounting, to the extent actual fuel and purchased power costs exceed fuel and purchased power costs recoverable through current rates that excess is not recorded as a current expense on the statement of operations but rather is deferred and recorded as a regulatory asset on the balance sheet in accordance with the provisions of the Regulated Operations Topic of the FASB. Conversely, a regulatory liability is recorded to the extent fuel and purchased power costs recoverable through current rates exceed actual fuel and purchased power costs. These excess amounts are reflected in adjustments to rates and recorded as revenue or expense in future time periods, subject to regulatory review.

The Utilities also record and are eligible under the statute to recover a carrying charge on such deferred balances.

(v)	Cost of removal

In addition to the legal asset retirement obligations booked under the accounting guidance for asset retirement obligations, the Utilities have accrued for the cost of removing non-contractual retirement obligations of other electric assets.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

8.	Long-term liabilities

In February 2011, APCo renewed its senior secured revolving credit facility in the amount of $142,000 (the “Facility”) for a three year term with its Canadian bank syndicate. The Facility now has a maturity date of February 14, 2014. Refinancing costs and fees related to the renewal of $1,081 have been recorded as deferred financing costs in the quarter.

The Liberty Energy (California) acquisition (note 3(a)) was funded in part with proceeds of a U.S.$70,000 senior unsecured private debt placement consisting of U.S. $45,000 bearing an interest rate of 5.19% maturing December 29, 2020 and U.S. $25,000 bearing an interest rate of 5.59% maturing December 29, 2025. The notes are interest only, payable semi-annually. Financing costs of $1,069 incurred with respect to this placement have been recorded in deferred financing costs.

The AirSource debt matures in October 2011. As of March 31, 2011, the outstanding balance of $68,280 has been recorded within the current portion of the long-term liabilities on the Consolidated Balance Sheet.

9.	Convertible Debentures

	Series 1A	Series 2A	Series 3	Total
Maturity date	2014 November 30	2016 November 30	2017 June 30
Interest rate	7.50%	6.35%	7.00%
Conversion price per share	$4.08	$6.00	$4.20

Carrying value at December 31, 2010	$59,156	$59,698	$62,905	$181,759
Conversion to shares (Note 12), net of costs	(73)	—	(105)	(178)
Accretion of discount and conversion option	168	10	—	178

Carrying value at March 31, 2011	$59,251	$59,708	$62,800	$181,759

Face value at March 31, 2011	$62,397	$59,967	$62,800	$185,164

During the first quarter 2011, $73 principal amount of Series 1A Debentures were converted at the option of the holders at a price of $4.08 for each share into 17,790 shares of APUC and $105 principal amount of Series 3 Debentures were converted at the option of the holders at a price of $4.20 for each share into 24,999 shares of APUC.

Subsequent to the end of the quarter, $22,620 Series 1A Debentures were converted into 5,543,835 common shares of APUC.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

9.	Convertible Debentures (continued)

On April 7, 2011 APUC provided the holders of its Series 1A 7.5% convertible unsecured subordinated debentures notice of its intention to redeem, effective May 16, 2011 (“Redemption Date”), all of the issued and outstanding Series 1A Debentures. Series 1A Debenture holders can elect to convert their debentures into common shares at $4.08 per share at any time prior to the Redemption Date.

For any Series 1A Debentures remaining outstanding on the Redemption Date the redemption will be effected in accordance with the terms and definitions of the trust indenture governing the Series 1A Debentures. APUC will satisfy its redemption obligation by issuing and delivering the number of freely tradeable APUC shares obtained by dividing the aggregate principal amount of Series 1A Debentures, as of March 31, 2011, $62,397, by 95% of the current market price of APUC shares on the Redemption Date. Unpaid accrued interest on the Series 1A Debentures will be paid in cash at the time of redemption.

10.	Other long-term liabilities

Other long term liabilities consist of the following:

	March 31, 2011	December 31, 2010
Advances in aid of construction (note 1(l))	$66,436	$55,115
Contingent consideration	3,205	3,287
Deferred water rights inducement	2,988	3,008
Customer deposits	2,751	1,985
Capital Leases
Obligation for equipment leases. Interest rates varying from 1.90% to 5.80%, monthly interest and principal payments with varying dates of maturity from March 2012 to December 2014	542	524
Other	4,973	5,099

	80,895	69,018
Less: current portion	(1,703)	(1,011)

	$79,192	$68,007

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

11.	Comprehensive Income

The following table summarizes the allocation of total comprehensive income between shareholders of APUC and non-controlling interests:

	APUC shareholders	Non-controlling interests	Three months ended
			March 31, 2011	March 31, 2010
Consolidated net income	5,016	1,904	6,920	3,596
Attributions to St Leon Class B Unitholders	—	(123)	(123)	(65)
OCI:
Net foreign currency translation loss	(5,438)	(878)	(6,316)	(46,270)

Total comprehensive income (loss)	(422)	903	481	(42,739)

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

12.	Shareholders’ capital

Number of common shares:

	March 31, 2011	March 31, 2010
Common shares, beginning of period	95,422,778	93,064,120
Conversion of convertible debentures (note 9)	42,789	681,124
Issuance of shares (note 3(a))	8,523,000	—

Common shares, end of period	103,988,567	93,745,244

The following tables provide a reconciliation of the beginning and the ending carrying amounts of total equity, equity attributable to APUC shareholders, and equity attributable to non-controlling interest.

For the three months ended March 31, 2011:

	Common shares	Equity component of convertible debentures	Additional paid-in capital	Accum- ulated deficit	Accum- ulated OCI	Non- controlling interests	Total
Balance,
December 31, 2010	$795,329	$1,504	$108	$(358,542)	$(99,845)	—	$338,554
Dividends declared to APUC shareholders	—	—	—	(6,762)	—	—	(6,762)
Conversion of convertible debentures	178	—	—	—	—	—	178
Issuance of common shares	27,700	—	—	—	—	—	27,700
Stock compensation expense	—	—	121	—	—	—	121
Acquisition of Liberty Energy (California)	—	—	—	—	—	33,608	33,608
Comprehensive income (loss)	—	—	—	5,016	(5,438)	903	481

Balance, March 31, 2011	$823,207	$1,504	$229	$(360,288)	$(105,283)	$34,511	$393,880

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

12.	Shareholders’ capital (continued)

For the three months ended March 31, 2010:

	Common shares	Equity component of convertible debentures	Additional paid-in capital	Accum- ulated deficit	Accum- ulated OCI	Non- controlling interests	Total
Balance, December 31, 2009	$785,828	$1,487	—	$(352,219)	$(48,712)	—	$386,384
Dividends declared to APUC shareholders	—	—	—	(5,597)	—	—	(5,597)
Conversion of convertible debentures	2,577	(46)	—	—	—	—	2,531
Amounts received in connection with Highground transaction	170	—	—	—	—	—	170
Comprehensive income (loss)	—	—	—	3,531	(46,270)	—	(42,739)

Balance, March 31, 2010	$788,575	$1,441	—	$(354,285)	$(94,982)	—	$340,749

Stock Option Plan

On March 22, 2011, the Board approved the grant of 892,107 options to senior executives of the Company. The options allow for the purchase of common shares at a price of $5.23, the market price of the underlying common share at the date of grant. One-third of the options vest on each of January 1, 2012, 2013 and 2014. Options may be exercised up to eight years following the date of grant.

The Company determines the fair value of options granted using the Black-Scholes option-pricing model. The following assumptions were used in determining the fair value of share options granted:

	2011	2010
Risk-free Interest	3.3%	2.9%
Expected Volatility	28.2%	29.2%
Expected dividend yield	5.9%	5.9%
Expected Life	8 years	8 years

Grant date fair value per option	$0.78	$0.61

The risk-free interest rate is based on the zero-coupon Canada Government bond with a similar term to the expected life of the options at the grant date. Expected volatility was estimated based on the adjusted historic volatility of the Company’s shares. The expected life was estimated to equal the contractual life of the options. The dividend yield rate was based upon recent historical rates in dividends of our shares.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

12.	Shareholders’ capital (continued)

Stock Option Plan (continued)

For the three month period ended March 31, 2011, APUC recorded $121 (2010 - $0), in compensation expense. As at March 31, 2011, there was $1,136 (December 31, 2010 - $562) of total unrecognized compensation costs related to stock options granted under the Plan. The cost is expected to be recognized over a period of 2.4 years.

As at March 31, 2011, 367,348 options with an intrinsic value of $408 are exercisable. No share options were exercised in 2011 or 2010. The intrinsic value of the 1,626,800 non-vested options as at March 31, 2011 was $816 (December 31, 2010 - $1,069).

13.	Related party transactions

Certain executives of APUC are shareholders of Algonquin Power Management Inc. (APMI), the former manager of APCo. A member of the Board of Directors of APUC is an executive at Emera.

APUC has leased its head office facilities since 2001 from an entity owned by the shareholders of APMI on a net basis. Base lease costs for the three months ended March 31, 2011 were $82 (2010 - $82).

APUC utilizes chartered aircraft, including the use of an aircraft owned by an affiliate of APMI, Algonquin Airlink Inc. In 2004, APUC entered into an agreement and remitted $1,300 to the affiliate as an advance against expense reimbursements (including engine utilization reserves) for APUC’s business use of the aircraft. Under the terms of this arrangement, APUC will have priority access to make use of the aircraft for a specified number of hours at a cost equal solely to the third party direct operating costs incurred when flying the aircraft. During the three months ended March 31, 2011, APUC incurred costs in connection with the use of the aircraft of $71 (2010 - $148) and amortization expense related to the advance against expense reimbursements of $41 (2010 - $57). At March 31, 2011, the remaining amount of the advance was $513 (2010 - $609) and is recorded in other assets.

Affiliates of APMI hold 60% of the outstanding Class B limited partnership units issued by the St. Leon Wind Energy LP (“St. Leon LP”), an indirect subsidiary of APUC and the legal owner of the St. Leon facility. The holders of the Class B Units are entitled to 2.5% of the income allocations and cash distributions from St. Leon LP for a 5 year period commencing June 17, 2008 growing to a maximum of 10% by year 15. In any particular period, cash distributions to the holders of the Class B Units are only to be made after distributions have been made to the other partners, in an aggregate amount, equal to the debt service on the outstanding debt in respect of such period. The related holders of the Class B units are entitled to cash distributions of $44 for the three months ended March 31, 2011 (2010 - $23).

APMI is one of the two original developers of Red Lily I and both developers are entitled to a royalty fee based on a percentage of operating revenue and a development fee from the equity owner of Red Lily I. The royalty fee is initially equal to 0.75% of gross energy revenue, increasing every five years up to 2% after twenty-five years. During the three months ended March 31, 2011, APUC acquired APMI’s interest in this royalty for an amount of $600. This amount has been recorded as a purchase of intangible assets and the amount is included in accrued liabilities at March 31, 2011. APMI is also entitled to a development fee of up to $400 following commercial operation of the project and has agreed to permit the Board to determine the portion of such fee which will be paid following commercial operation of the facility.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

13.	Related party transactions (continued)

APUC has operation and maintenance service agreements with three hydroelectric generating facilities owned by affiliates of APMI. As a result of these agreements, APUC employees operate these hydroelectric generating facilities owned by affiliates of APMI. These facilities are charged on a cost recovery basis for time and material incurred at these sites.

As at March 31, 2011 amount due from the above related party transactions was $551 (December 31, 2010 - $718) and amounts due to related parties was $1,534 (December 31, 2010 - $901).

A contract with a subsidiary of Emera to purchase energy on Independent System Operator New England (“ISO NE”) and provide scheduling services on ISO NE was included as part of the acquisition of the Energy Services Business associated with the Tinker Acquisition. The contract expired March 31, 2010 and was not renewed. As a result of this contract, during 2010 a subsidiary of Emera provided services to and purchased energy on ISO NE on behalf of the Energy Services Business. In this capacity, for the three months ended March 31, 2011 APUC paid a subsidiary of Emera an amount of $0 (2010 - $1,368) which was included as an operating expense on the consolidated statement of operations.

In 2010, APUC entered into a one year contract with a subsidiary of Emera to provide lead market participant services for fuel capacity and forward reserve markets in ISO NE for the Windsor Locks facility. During the three months ended March 31, 2011 APUC paid U.S. $61 (2010 - $0) in relation to this contract. In the same period, APUC provided a corporate guarantee to a subsidiary of Emera in an amount of U.S. $500 in conjunction with this contract.

On December 21, 2010, a subsidiary of Emera acquired Maine & Maritimes Corporation, the parent company of Maine Public Service Company (“MPS”). For the three months ended March 31, 2011, the Energy Services Business sold electricity amounting to $2,040 (2010 - $0).

As of March 31, 2011, included in amounts due from related parties is $1,554 (2010 - $0) owed from Emera related to the unpaid contribution of their share of Liberty Energy (California) costs.

Long Sault is a hydroelectric generating facility in which APUC acquired its interest in the facility by way of subscribing to two notes from the original developers. An affiliate of APMI is one of the original partners in the facility and is entitled to receive 5% of the after tax equity cash flows commencing in 2014.

The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

14.	Commitments and Contingencies

Contingencies

APUC and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider APUC’s exposure to such litigation to be material to these financial statements. Accruals for any contingencies related to these items are recorded in the financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

14.	Commitments and Contingencies (continued)

Commitments

In addition to the commitments related to the proposed acquisitions disclosed in note 3 the following significant commitments exist at March 31, 2011.

Legislation in the Province of Quebec requires technical assessments be made of all dams within the province and remediation of any technical deficiencies identified in accordance with the assessment. APUC is in the process of conducting the assessments as required. Based on assessments to date, some of which are preliminary, APUC has estimated potential remedial measures involving capital expenditures of approximately $17,055 which may be required to comply with the legislation and which would be invested over a five year period or longer. APUC continues to explore alternatives to reduce or mitigate these potential capital expenditures, including technical alternatives and cost sharing with other stakeholders.

APUC has outstanding purchase commitments for long-term service agreements, capital project commitments and operating leases. Detailed below are estimates of future commitments under these arrangements:

	Remainder of 2011	2012	2013	2014	2015	Thereafter	Total
Long term service agreements	$1,539	$3,798	$3,798	$4,195	$4,195	$77,329	$94,854
Capital projects	1,767	—	—	—	—	—	1,767
Operating leases	548	693	668	441	426	407	3,183

Total	$3,854	$4,491	$4,466	$4,636	$4,621	$77,736	$99,804

15.	Cash dividends

All cash dividends of the Company are made on a discretionary basis as determined by the Board of Directors of the Company. For the three months ended March 31, 2011, the Company paid cash dividends to shareholders totaling $ 6,762 (2010 - $5,597) or $0.065 per common share (2010 - $0.06 per common share).

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

16.	Changes in non cash operating working capital

The change in non cash operating working capital is comprised of the following:

	Three months ended March 31,
	2011	2010
Accounts receivable	$(1,238)	$(5,326)
Related party balances	(755)	—
Supplies and consumables inventory	(316)	—
Income tax receivable	—	792
Prepaid expenses	(940)	721
Accounts payable	2,422	3,459
Accrued liabilities	3,093	—
Current income tax liability	256	73

	$2,522	$(281)

17.	Basic and diluted net earnings per share

Basic and diluted earnings per share have been calculated on the basis of net earnings attributable to the Company and the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding during the year are as follows:

	Three months ended March 31,
	2011	2010
Weighted average shares – basic	103,988,566	93,173,690
Dilutive effect of stock options	106,537	—

Weighted average shares – diluted	104,095,103	93,173,690

The shares potentially issuable as a result of the convertible debentures are excluded from this calculation as they are anti-dilutive.

18.	Income taxes

For the three months ended March 31, 2011, the Company’s overall effective tax rate was different than the statutory rate of 31% due primarily to recognition of deferred credits, change in valuation allowances, foreign exchange loss on intercompany items and non deductible expenses.

Included in deferred income tax recoveries for the three months ended March 31, 2011 is $1,024 (2010-$967) related to the recognition of deferred credits from the utilization of deferred income tax assets recognized at the time of the Unit Exchange Offer.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

19.	Segmented Information

APUC has two broad operating segments: APCo which owns or has interests in renewable energy facilities and thermal energy facilities and Liberty Utilities which owns and operates utilities in the United States of America providing water, wastewater and local electric distribution services.

Within APCo there are three divisions: Renewable Energy, Thermal Energy and Development. The Renewable Energy division operates the Company’s hydro-electric and wind power facilities. Thermal Energy division operates co-generation, energy from waste, steam production and other thermal facilities. The Development division develops the Company’s greenfield power generation projects as well as any expansion of the Company’s existing portfolio of renewable energy and thermal energy facilities.

Within Liberty Utilities, Liberty Water provides transportation and delivery of water and wastewater in its service areas and Liberty Energy provides local electric distribution services.

The results of operations and assets for these segments are as follows:

Operational segments

APUC’s reportable segments are APCo - Renewable Energy, APCo - Thermal Energy and Liberty Water and Liberty Energy. The development activities of APCo are reported under Renewable Energy or Thermal Energy as appropriate. For purposes of evaluating divisional performance, the Company allocates the realized portion of the gain on financial instruments to specific divisions. This allocation is determined when the initial foreign exchange forward contract is entered into. The unrealized portion of any gains or losses on derivatives instruments is not considered in management’s evaluation of divisional performance and is therefore allocated and reported in the corporate segment. The interest rate swaps relate to specific debt facilities and gains and losses are allocated in the same manner as interest expense. Amounts relating to the convertible debentures are reported in the corporate segment.

The results of operations and assets for these segments are as follows:

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Consolidated Interim Financial Statements

March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

19.	Segmented Information (continued)

Operational Segments (continued)

	Three months ended March 31, 2011
	Algonquin Power			Liberty Utilities			Corporate	Total
	Renewable Energy	Thermal Energy	Total	Liberty Water	Liberty Energy	Total
Revenue
Energy sales	$21,879	$12,483	$34,362	$—	$—	$—	$—	$34,362
Utility energy sales and distribution	—	—	—		22,850	22,850		22,850
Waste disposal fees	—	4,020	4,020	—	—	—	—	4,020
Water reclamation and distribution	—	—	—	9,784	—	9,784	—	9,784
Other revenue	501	191	692	—	—	—	—	692

Total revenue	22,380	16,694	39,074	9,784	22,850	32,634	—	71,708
Operating expenses	7,586	12,429	20,015	5,421	16,982	22,403	—	42,418

	14,794	4,265	19,059	4,363	5,868	10,231	—	29,290
Other administration costs	(1,281)	(455)	(1,736)	(96)	(93)	(189)	(1,797)	(3,722)
Foreign exchange loss	—	—	—	—	—	—	(35)	(35)
Interest expense	(2,055)	(420)	(2,475)	(979)	(967)	(1,946)	(3,597)	(8,018)
Interest, dividend and other income	420	88	508	109	—	109	730	1,347
Gain / (loss) on derivative financial instruments	(852)	—	(852)	—		—	1,281	429
Amortization of property, plant and equipment	(4,293)	(2,809)	(7,102)	(1,958)	(1,248)	(3,206)	—	(10,308)
Amortization of intangible assets	(1,012)	(685)	(1,697)	(167)	—	(167)	—	(1,864)
Acquisition costs	—	—	—	—	(753)	(753)	—	(753)

Net earnings / (loss) before income taxes, and non-controlling interest	$5,721	$(16)	$5,705	$1,272	$2,807	$4,079	$(3,418)	$6,366

Property, plant and equipment	$408,008	$146,702	$554,710	$196,560	$142,768	$339,328	$546	$894,584
Intangible assets	27,870	22,228	50,098	21,767	—	21,767	—	71,865
Total assets	464,767	189,343	654,110	232,314	175,068	407,382	114,330	1,175,822
Capital expenditures	959	(192)	767	1,416	1,358	2,774	40	3,581
Acquisition of operating entities	—	—	—	—	98,094	98,094	—	98,094

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

19.	Segmented Information (continued)

Operational Segments (continued)

	Three months ended March 31, 2010
	Algonquin Power			Liberty Utilities			Corporate	Total
	Renewable Energy	Thermal Energy	Total	Liberty Water	Liberty Energy	Total
Revenue
Energy sales	$22,219	$14,299	$36,518	$—	$—	$—	$—	$36,518
Utility energy sales and distribution	—	—	—	—	—	—	—	—
Waste disposal fees	—	917	917	—	—	—	—	917
Water reclamation and distribution	—	—	—	8,246	—	8,246	—	8,246
Other revenue	—	203	203	—	—	—	—	203

Total revenue	22,219	15,419	37,638	8,246	—	8,246	—	45,884
Operating expenses	8,125	12,506	20,631	5,428	—	5,428	—	26,059

	14,094	2,913	17,007	2,818	—	2,818	—	19,825
Other administration costs	(1,145)	(544)	(1,689)	(365)	—	(365)	(861)	(2,915)
Foreign exchange loss	—	—	—	—	—	—	39	39
Interest expense	(1,834)	(221)	(2,055)	(424)	—	(424)	(3,588)	(6,067)
Interest, dividend and other income	138	139	277	11	—	11	735	1,023
Gain / (loss) on derivative financial instruments	(230)	—	(230)	—	—	—	1,143	913
Amortization of property, plant and equipment	(4,382)	(2,903)	(7,285)	(1,782)	—	(1,782)	—	(9,067)
Amortization of intangible assets	(1,401)	(696)	(2,097)	(165)	—	(165)	—	(2,262)
Write-down of acquisition costs	—	—	—	—	(44)	(44)	—	(44)

Net earnings / (loss) before income taxes, minority interest and comprehensive income	$5,240	$(1,312)	$3,928	$93	$(44)	$49	$(2,532)	$1,445

Property, plant and equipment	$400,197	$178,382	$578,579	$165,931		$165,931	$345	$744,855
Intangible assets	33,541	25,340	58,881	23,508		23,508	—	82,389
Total assets	462,144	220,288	682,432	198,450		198,450	85,287	966,169
Capital expenditures	264	3,835	4,099	45		45	15	4,159
Acquisition of operating entities	40,281	—	40,281	2,038		2,038	—	42,319

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Consolidated Interim Financial Statements

March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

19.	Segmented Information (continued)

Operational Segments (continued)

All energy sales are earned from contracts with large public utilities. The following utilities contributed more than 10% of these total revenues in either 2011 or 2010: Hydro Québec 16% (2010 - 16%), Manitoba Hydro 18% (2010 – 13%), and Connecticut Light and Power 0% (2010 - 16%). The Company has mitigated its credit risk to the extent possible by selling energy to these large utilities in various North American locations.

Geographic Segments

APUC and its subsidiaries operate in the independent power and utility industries in both Canada and the United States. Information on operations by geographic area is as follows:

	Three months ended March 31,
	2011	2010
Revenue
Canada	$22,400	$17,543
United States	49,308	28,341

	$71,708	$45,884
Property, plant and equipment
Canada	$461,775	$472,687
United States	432,809	272,168

	$894,584	$744,855
Intangible assets
Canada	$42,754	$47,257
United States	29,111	35,132

	$71,865	$82,389
Other assets
Canada	$1,377	$860
United States	—	3,174

	$1,377	$4,034

Revenues are attributed to the two countries based on the location of the underlying generating and utility facilities.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

20.	Financial instruments

a)	Fair Value of financial instruments

	Carrying amount	2011 Fair value	Carrying amount	2010 Fair value
Cash	$2,503	$2,503	$5,222	$5,222
Short-term investments	9,560	9,560	3,674	3,674
Accounts receivable	34,784	34,784	26,099	26,099
Restricted cash	3,463	3,463	3,563	3,563
Energy forward purchase	577	577	—	—
Notes receivables	22,610	22,610	18,744	18,744

Total financial assets	$73,497	$73,497	$57,302	$57,302

Accounts payable	$6,798	$6,798	$3,776	$3,776
Accrued liabilities	31,933	31,933	28,839	28,839
Dividends payable	6,759	6,759	5,721	5,721
Long-term liabilities	325,236	327,552	259,913	262,117
Other long-term liabilities	80,895	80,895	69,018	69,018
Convertible debentures	181,759	224,618	181,760	216,769
Interest swaps	4,458	4,458	5,440	5,440
Energy forward purchase	—	—	378	378
Foreign exchange contracts	—	—	45	45

Total financial liabilities	$637,838	$683,013	$554,990	$592,581

The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value at March 31, 2011 and December 31, 2010 due to the short-term maturity of these instruments.

Long term investments and notes receivable include equity instruments and notes receivable. The equity instruments do not have a quoted market price in an active market, and fair value cannot be reliably measured. Notes receivable fair values have been determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management. Such estimate is significantly influenced by unobservable data and therefore this fair value is subject to estimation risk.

APUC has long-term liabilities and convertible debentures at fixed interest rates and variable rates. The estimated fair value is calculated using the current interest rates.

Advances in aid of construction included in other long-term liabilities (note – 1 (l)) do not bear interest and the amount to be repaid is subject to uncertainty and estimation. The fair value is considered to approximate the book value.

Fair value estimates are made at a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

20.	Financial instruments (continued)

b)	Fair Value Hierarchy

The fair value hierarchy of financial assets and liabilities accounted for at fair value at March 31, 2011 are as follows:

	Level 1	Level 2	Level 3	Total
Derivative assets:
Energy forward purchase	$—	$577	$—	$577
Derivative liabilities:
Interest swap –St Leon	$—	$(4,458)	—	$(4,458)

The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There was no transfer into or out of level 1, level 2 or lever 3 during the three months ended March 31, 2011. No assets or liabilities are measured at fair value on a recurring basis using unobservable inputs (Level 3).

c)	Effect of derivative instruments on the Consolidated Statement of Operations

Loss/(gain) on derivative financial instruments consist of the following:

	Three months ended March 31,
	2011	2010
Change in unrealized loss/(gain) on derivative financial instruments:
Foreign exchange contracts	$(45)	$(1,083)
Interest rate swaps	(980)	(1,288)
Energy forward purchase contracts	(950)	(1,834)

Total change in unrealized loss/(gain) on derivative financial instruments	$(1,975)	$(4,205)

Realized loss/(gain) on derivative financial instruments:
Foreign exchange contracts	$694	$(132)
Interest rate swaps	533	1,596
Energy forward purchase contracts	319	1,828

Total realized loss/(gain) on derivative financial instruments	$1,546	$3,292

Loss/(gain) on derivative financial instruments	$(429)	$(913)

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

20.	Financial instruments (continued)

(d)	Risk Management

In the normal course of business, the Company is exposed to financial risks that potentially impact its operating results. The Company employs risk management strategies with a view to mitigating these risks to the extent possible on a cost effective basis. Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes.

This note provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how the Company manages those risks.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company’s financial instruments that are exposed to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable. The Company limits its exposure to credit risk with respect to cash equivalents by maintaining minimal cash balances and ensuring available cash is deposited with its senior lenders in Canada all of which have a credit rating of A or better. The Company does not consider the risk associated with accounts receivable to be significant as over 80% of revenue from Power Generation is earned from large utility customers having a credit rating of BBB or better, and revenue is generally invoiced and collected within 45 days.

The remaining revenue is primarily earned by the Liberty Utilities business unit which consists electrical distribution and of water and wastewater utilities in the United States. In this regard, the credit risk related to Utility Services accounts receivable balances of US$14,040 is spread over thousands of customers. The Company has processes in place to monitor and evaluate this risk on an ongoing basis including background credit checks and security deposits from new customers.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

20.	Financial instruments (continued)

Credit Risk (continued)

As at March 31, 2011, the Company’s exposure to credit risk measured in Canadian dollars for these financial instruments was as follows:

	Canadian	US
Cash and cash equivalents	$(737)	$3,240
Short term investments	834	8,726
Accounts receivable	11,283	23,886
Allowance for Doubtful Accounts	(340)	(45)
Notes Receivable	20,651	1,959

	$31,691	$37,766

There are no material past due amounts in accounts receivable.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, to the extent possible, that it will always have sufficient liquidity to meet liabilities when due. As of March 31, 2011, in addition to cash on hand of $2,503 the Company had $44,100 available to be drawn on its senior debt facility. The senior credit facility contains covenants which may limit amounts available to be drawn. The Company’s liabilities mature as follows:

	Due less than 1 year	Due 2 to 3 years	Due 4 to 5 years	Due after 5 years	Total
Long term debt obligations	$69,773	$3,221	$68,876	$183,366	$325,236
Convertible Debentures	62,397	—	59,967	62,800	185,164
Interest on long term debt	24,662	45,521	39,142	75,242	184,567
Accounts Payable	6,798	—	—	—	6,798
Accrued liabilities	31,933	—	—	—	31,933
Derivative financial instruments:
Interest Rate Swaps	1,530	2,260	668	—	4,458
Lease Payments	215	302	25	—	542
Other obligations	1,170	2,339	2,339	4,080	9,928

Total obligations	$198,478	$53,643	$170,017	$325,432	$748,570

Convertible debentures due in less than one year relates to APUC’s notice to redeem its Series 1A Debentures effective May 16, 2011 see note 9.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

20.	Financial instruments (continued)

Foreign Currency Risk

The Company primarily uses U.S. dollar denominated debt to manage its foreign currency risk from its U.S. operations.

At March 31, 2011, the Company had no forward foreign exchange contracts. As at December 31, 2010, APUC had outstanding foreign exchange forward contracts to sell US$3,000 at an average rate of $1.00 and having a fair value liability of $45.

Interest Rate Risk

The Company is exposed to interest rate fluctuations related to certain of its floating rate debt obligations, including certain project specific debt and its revolving credit facility as well as interest earned on its cash on hand. The Company has performed sensitivity analysis on interest rate risk at March 31, 2011 to determine how a change in interest rates would impact equity and net earnings:

Senior credit facility

The Company’s senior debt facility has a balance of $65,000 as at March 31, 2011. Assuming the current level of borrowings, a 1% change in the variable rate charged would impact interest expense by $163 during the three months ended March 31, 2011.

Airsource –St Leon

The Algonquin (AirSource) Power LP (“Airsource”) project debt at the St. Leon facility has a balance of $68,280 at March 31, 2011. Assuming the current level of borrowings, a 1% change in the variable rate charged would have impacted interest expense by $171 during the three months ended March 31, 2011. Although this underlying debt with the project lenders carries a variable rate of interest tied to Canadian Bank’s prime rate, in 2006 the Company entered into a fixed for floating interest rate swap related to this debt until September 2015. This swap arrangement requires the payment of a fixed rate of interest by the Company in exchange for receipt of a variable rate of interest that mirrors the underlying debt’s interest payment schedule. These payments effectively minimize volatility in the cash interest on this debt facility through an offset for any change to interest payments as a result of market rate fluctuations. At March 31, 2011, the fair value of the interest rate swap was a net liability of $4,458 (2010 - $5,440). APUC has elected not to use hedge accounting for the swap and records the fair value of the swap on the consolidated balance sheets. Any gain or loss in fair value is recognized in the consolidated statements of operations.

Sanger

The Company’s project debt at the Sanger facility has a balance of U.S. $19,200 as at March 31, 2011. Assuming the current level of borrowings, a 1% change in the variable interest rate charged would impact interest expense by U.S. $48 during the three months ended March 31, 2011. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

20.	Financial instruments (continued)

Market Risk

APUC provides energy requirements to various customers under contract at fixed rates. While the Tinker Assets are expected to provide a portion of the energy required to service these customers, APUC anticipates having to purchase a portion of its energy requirements at the ISO NE spot rates to supplement self-generated energy.

APUC anticipates having to purchase a portion of its energy requirements at the ISO-NE spot rates to supplement self-generated energy.

This risk is mitigated though the use of short term financial forward energy purchase contracts which are derivative instruments. In January 2011, APUC entered into electricity derivative contracts with Nextera (“counterparty”) for a term ending February 2014, these are fixed-for-floating swaps whereby APUC agrees with the counterparty to cash settle the difference between the floating or indexed price and the fixed price on a notional quantity 208,495 MW-hrs of energy over the remainder of the contact term at an average rate of approximately $50.45 per MW-hr. The estimated fair value of these forward energy hedge contracts at March 31, 2011 was a net asset of $577 (2010 - $0).

21.	Comparative figures

Certain of the comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.